FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, February 23, 2011 Grupo Pão de Açúcar (BM&FBOVESPA: PCAR5; NYSE: CBD) announces its results for the 4th quarter (4Q10) and full year of FY10 (FY10). The Company s operating and financial information was prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), the accounting practices adopted   in Brazil (BRGAAP) and Brazilian Corporate Law, and is presented in Brazilian Reais, as follows: (i) on a GPA Food basis, which entirely excludes the operating and financial results of Globex Utilidades S.A. and Nova Casas Bahia, (ii) on a GPA consolidated , which includes the full operating and financial results of Globex Utilidades S.A., as of the third quarter of 2009 and Nova Casas Bahia, as of November 2010. All comparisons are with the same periods in 2009 (4Q09 and FY09), except where stated otherwise.

GPA FOOD

EBITDA totaled R$567.1 million in the quarter, with a margin of 8.7%, the largest quarterly EBITDA margin since the IPO

  Gross sales totaled R$7,281.7 million in 4Q10, while net sales came to R$6,541.9 million, respective year on year growth of 7.9% and 8.3%.

  In same store (1) terms, gross sales moved up by 7.2%.

  Gross profit came to R$1,697.8 million, with a margin of 26.0%, 8.3% higher than in 4Q09.

  EBITDA stood at R$567.1 million, a 9.1% improvement over the same quarter the year before, with an EBITDA margin of 8.7%, versus 8.6% in 4Q09.

  Assaí s EBITDA came to R$27.2 million in 4Q10, with a margin of 3.1%.

  Net income totaled R$498.0 million. Excluding the non recurring effect of R$221.1 million, adjusted net income came to R$276.9 million, with a margin of 4.2%.

CONSOLIDATED

Gross sales totaled R$12,603.7 million, 50.9% more than in 4Q09

  Consolidated gross sales totaled R$12,603.7 million in 4Q10, 50.9% up on 4Q09, while net sales came to R$11,039.9 million, up by 48.2%. It is worth noting that this figure includes two months of Casas Bahia.

  Gross profit totaled R$2,798.8 million, with a gross margin of 25.4%, 56.6% up year on year.

  EBITDA stood at R$769.3 million, with an EBITDA margin of 7.0%, a 114.1% improvement in relation to 4Q09.

  The net financial expense amounted to R$357.8 million, equivalent to 3.2% of net sales.

  Consolidated net income totaled R$447.0 million. Excluding the non recurring effect of R$192.3 million, adjusted net income came to R$254.7 million, with a margin of 2.3%.

Same store concept includes only those stores that have been operational for at least 12 months.
Financial and Operating Highlights
	4Q10 consolidated (including Globex)	4Q10 (excluding Globex)	4Q09 (excluding Globex)	Chg.	2010 consolidated (including Globex)	2010 (excluding Globex)	2009 (excluding Globex)	Chg.

(R$ million)(1)
Gross Sales	12,603.7	7,281.7	6,745.6	7.9%	36,144.4	26,131.3	23,330.6	12.0%
Net Sales	11,039.9	6,541.9	6,042.9	8.3%	32,091.7	23,485.6	20,765.4	13.1%
Gross Profit	2,798.8	1,697.8	1,567.6	8.3%	7,850.2	5,946.4	5,298.9	12.2%
Gross Margin - %	25.4%	26.0%	25.9%	10 bps (2)	24.5%	25.3%	25.5%	-20 bps(2)
Total Operating Expenses	2,029.5	1,130.7	1,048.0	7.9%	5,782.1	4,226.0	3,765.5	12.2%
% of Net Sales	18.4%	17.3%	17.3%	0 bps(2)	18.0%	18.0%	18.1%	-10 bps(2)
EBITDA	769.3	567.1	519.6	9.1%	2,068.1	1,720.4	1,533.4	12.2%
EBITDA Margin - %	7.0%	8.7%	8.6%	10 bps (2)	6.4%	7.3%	7.4%	-10 bps(2)
Income before Income Tax	378.7	484.8	328.7	47.5%	813.4	967.6	818.8	18.2%
Net Income	447.0	498.0	203.5	144.8%	722.4	819.2	654.0	25.2%
Net Margin - %	4.0%	7.6%	3.4%	420 bps(2)	2.3%	3.5%	3.1%	40 bps (2)
(1) Totals may not tally as the figures are rounded off.
(2) basis points
(3) Globex' figures does not consider Banco Investcred in 2009.

Message from Management

2010 was an exceptionally good year for Grupo Pão de Açúcar (GPA), thanks to a series of advances and achievements, the highlight of which was the conclusion of the association with Casas Bahia. As a result of this important operation, GPA further consolidated its position as Latin Americas biggest retailer and became one of the top ten companies in the world in the electronics/home appliance segment.

Our operational focus remained unaltered, however. We are still predominantly a food distribution company, although our business mix is certainly more balanced, with each division being led by specialized professionals.

We also restructured our business model in 2010. In less than two years, we have transformed ourselves from a multi-format to a multi-business group. As a result, we were faced with the challenge of promoting business synergies and integrations based on corporate governance and, at the same time, ensuring that each business maintains its individuality and ability to continue generating positive results in its operational area.

In order to carry out this change without losing the benefits of centralized management, we undertook a major overhaul of our business model.  Based on the right-person-for-the-right-job concept, we nominated dedicated professionals for each business and strengthened the corporate area, responsible for capturing synergies and ensuring integration, while preserving the specific characteristics and dentity of each segment.

Fully aware of the importance of a united and cohesive team capable of overcoming challenges and delivering the results expected for each business and activity, we created a high-performance model focused on the Group’s values:  humility, discipline, determination and grit and  emotional balance.

The retail food business recorded a series of achievements that were vital in ensuring the Group’s continued growth and creating more value. These included brand rationalization, communications synergy and, especially, the conversion of CompreBem and Sendas into the Extra Super format, strengthening our position in this important group format, which is exceptionally popular with the middle class, the country’s fastest-growing income group in recent years.

In the cash and carry segment, we focused on vigorous organic growth, so that the number of Assaí stores increased from 14, in 2007, to 57 at the end of 2010, ensuring an excellent positioning in this segment in Brazil.

Our e-commerce operation, which culminated in the creation of Nova Pontocom at the beginning of this year, is an example of a business that unites the best fundamentals of its segment: experienced management, a fully-up-to-date integrated e-commerce platform, an ample brand portfolio (Extra.com.br, Pontofrio.com.br and CasasBahia.com.br) and a strong bricks-and-mortar connection, all of which backed by GPA’s stature and logistics and IT advantages.

Thanks to this positioning and our results-focused culture, we achieved all our annual guidance targets. It is worth emphasizing that the most important of these is the quality of the result, which is sustainable, thanks to efforts that started around three years ago when we began to work on improving our gross margin and exerting stricter control over expenses, all of which had a direct impact on prices, maintaining GPA Food’s EBITDA margin. As a result, all our formats became more efficient and competitive and we consolidated our image as an organization known for its fair prices, in turn increasing the number customers and pushing up the average ticket.

GPA’s positive trajectory also reflects the positive outlook for the country as a whole. Brazil is no longer just a promise. A series of factors, including the World Cup, the Olympics, the excellent real estate performance and even the government programs, will give added momentum to the consumer market in the coming years, which in practical terms means increased purchasing power and the entry of more consumers into the emerging middle class.

The year’s favorable economic scenario, especially in terms of the upward mobility of a good portion of Brazil’s consumer market, also had a direct impact on the Group’s performance by fueling the consumption of higher value-added products.

We also foresee a more balanced market in terms of competition, thanks to the complete implantation of the ICMS tax substitution regime in several Brazilian states, which should do much to curb the informal market.

In 2010, we also took a major step forward in terms of sustainability with the definitive inclusion of the issue among the Group’s strategic pillars, and the definition of GPA’s policies and guidelines governing sustainable management, which represents a notable advance for all our employees and customers, as well as the entire value chain, in terms of who we are and who we want to be.

We remain confident in the Group’s growth prospects for 2011, a year that will see the consolidation of the Eletro business and the capture of synergies from the integration of Ponto Frio and Casas Bahia, as well as the continuing expansion of GPA Food. Our prospects of excellent results are based on the positive outlook for Brazil’s economy and we remain fully committed to creating new jobs and contributing to the country’s development, reinforcing our PRIDE IN BEING BRAZILIAN.

Enéas Pestana

CEO

Sales Performance

GPA Food gross sales increased by 7.9% in the quarter

GPA FOOD

	4Q10 (excluding Globex)	4Q09 (excluding Globex)	Chg.	2010 (excluding Globex)	2009 (excluding Globex)	Chg.

(R$ million)(1)
Gross Sales	7,281.7	6,745.6	7.9%	26,131.3	23,330.6	12.0%
Net Sales	6,541.9	6,042.9	8.3%	23,485.6	20,765.4	13.1%
(1) Totals may not tally as the figures are rounded off

In the fourth quarter of 2010, GPA Food gross sales increased by 7.9% over the same period last year to R$7,281.7 million, while net sales climbed by 8.3% to R$6,541.9 million.

In same-store terms, gross sales grew by 7.2% over 4Q09, giving real growth of 1.5% when deflated by the IPCA consumer price index(1), while net sales recorded nominal growth of 7.3%.

Also on a same-store basis, gross food sales grew by 8.4% in the period, led by beverages and perishables. Non-food sales climbed by 3.2%, mainly impacted by gas station sales, which fell by 8.4%. Excluding this effect, non-food sales would have increased by 5.9%.

The Group’s best-performing formats were Assaí and Extra Supermercado, which posted gross same-store sales growth of 15.5% and 18.5%, respectively.

In FY10, GPA reported gross sales of R$26,131.3 million and net sales of R$23,485.6 million, 12.0% and 13.1% up, respectively, on FY09. In same-store terms, gross sales climbed by 9.5% over 2009, giving real growth of 4.2% when deflated by the IPCA consumer price index(1),  while net sales posted nominal growth of 10.5%.

Also on a same-store basis, gross food sales increased by 9.3% in the period, with beverages and personal care & household cleaning products doing particularly well. Non-food sales grew by 10.2%, led by the electronics/household appliances and textile categories, which recorded higher increases than the non-food average.

The Group’s best-performing formats were Assaí and Extra Supermercados, which posted gross same-store sales growth of 18.0% and 23.4%, respectively, over FY09.

CONSOLIDATED

(R$ million)(1)	4Q10 consolidated (including Globex)	4Q09 consolidated (including Globex)	Chg.	2010 consolidated (Globex)	2009 consolidated (including Globex)	Chg.
Gross Sales	12,603.7	8,355.1	50.9%	36,144.4	26,219.1	37.9%
Net Sales	11,039.9	7,451.0	48.2%	32,091.7	23,250.3	38.0%
(1) Totals may not tally as the figures are rounded off

In the fourth quarter, consolidated gross sales, comprising all the Group’s formats, including Nova Casas Bahia (consolidated as of November 2010), increased by 50.9% to R$12,603.7 million, while net sales climbed by 48.2% to R$11,039.9 million. Excluding Nova Casas Bahia’s operations, gross and net sales would have come to R$9,631.4 and R$8,592.2 million, respectively.

In same-store terms (i.e. stores that have been operational for at least 12 months, therefore excluding the Nova Casas Bahia stores), gross sales grew by 11.5% over 4Q09, giving real growth of 5.5% when deflated by the IPCA consumer price index(1). Net sales recorded nominal growth of 11.3%.

In FY10, GPA recorded consolidated gross sales of R$36,144.4 million, 37.9% up on the previous year. Excluding Nova Casas Bahia’s operations, gross sales came to R$33,172.1 million, up by 26.5%. It is worth noting that gross sales were in line with the Company’s 2010 guidance (gross sales of more than R$33 billion).

Net sales stood at R$32,091.7 million, 38.0% more than in FY09, or R$29,644.0 million excluding Nova Casas Bahia, up by 27.5%.

In same-store terms, gross sales increased by 12.1%, equivalent to real growth of 6.4% when deflated by the IPCA consumer price index(1), higher than the Company’s real sales growth guidance of between 4% and 5%, announced at the beginning of the year.

In the same period, net same-store sales recorded nominal growth of 13.2%.

(1) The Company has adopted the IPCA consumer price index as its inflation indicator.

Gross Profit

GPA Food gross profit came to R$1,697.8 million, growth of 8.3% in the quarter

GPA FOOD

(R$ million)(1)	4Q10 (excluding Globex)	4Q09 (excluding Globex)	Chg.	2010 (excluding Globex)	2009 (excluding Globex)	Chg.
Gross Profit	1,697.8	1,567.6	8.3%	5,946.4	5,298.9	12.2%
Gross Margin - %	26.0%	25.9%	10 bps(2)	25.3%	25.5%	-20 bps (2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

In the fourth quarter, GPA Food gross profit totaled R$1,697.8 million, 8.3% up year-on-year, accompanied by a gross margin of 26.0%, 10 bps more than in 4Q09. It is worth noting that this result was obtained despite the greater contribution from Assaí (14.0% of gross sales, versus 10.3% in 4Q09), which operates with lower margins. Excluding Assaí, GPA’s gross margin would have come to 27.8%, 70 bps higher than the 27.1% recorded in 4Q09.

The main factors contributing to the year-on-year improvement were:

(i) more advantageous negotiations with suppliers;

(ii) improved operational and sales management; and

(iii) implementation of a pricing management tool.

In FY10, gross profit amounted to R$5,946.4 million, 12.2% up on the same period last year, accompanied by a gross margin of 25.3%, versus 25.5% in FY09.

CONSOLIDATED

(R$ million)(1)	4Q10 consolidated (including Globex)	4Q09 consolidated (including Globex)	Chg.	2010 consolidated (Globex)	2009 consolidated (including Globex)	Chg.
Gross Profit	2,798.8	1,787.5	56.6%	7,850.2	5,756.5	36.4%
Gross Margin - %	25.4%	24.0%	140 bps(2)	24.5%	24.8%	-30 bps (2)
(1) Totals may not tally as the figures are rounded off
(2) basis points
(3) Globex' figures does not consider Banco Investcred in 2009.

In the fourth quarter, consolidated gross profit came to R$2,798.8 million, with a gross margin of 25.4%, 140 bps more than the 24.0% recorded in 4Q09.

In FY10, gross profit totaled R$7,850.2 million, a 36.4% improvement over FY09, while the gross margin stood at 24.5%.

Total Operating Expenses

Total GPA Food operating expenses represented 17.3% of net sales in the quarter,

the lowest ratio since the IPO

GPA FOOD

(R$ million)(1)	4Q10 (excluding Globex)	4Q09 (excluding Globex)	Chg.	2010 (excluding Globex)	2009 (excluding Globex)	Chg.
Selling Expenses	964.4	884.5	9.0%	3,566.3	3,180.9	12.1%
Gen. Adm. Exp.	166.3	163.5	1.7%	659.7	584.6	12.9%
Total Operating Expenses	1,130.7	1,048.0	7.9%	4,226.0	3,765.5	12.2%
% of Net Sales	17.3%	17.3%	0 bps (2)	18.0%	18.1%	-10 bps (2)
(1) Totals may not tally as the figures are rounded off
(2) basis points
(3) Reclassification in Selling, General and Administrative Expenses in 2009

The Selling and General and Administrative Expenses lines were reclassified in 2009 in order to allow for better comparisons.

In the fourth quarter, total operating expenses (including selling, general and administrative expenses) increased by 7.9% year-on-year to R$1,130.7 million, equivalent to 17.3% of net sales, largely due to:

(i)        higher personnel and social benefit expenses;

(ii)       increased expenses with IT to support business expansion; and

(iii)     53 new stores inaugurated in the year.

In FY10, total operating expenses came to R$4,226.0 million, 12.2% more than in 4Q09 and representing 18.0% of net sales, 10 bps less than the 18.1% reported in FY09.

CONSOLIDATED

(R$ million)(1)	4Q10 consolidated (including Globex)	4Q09 consolidated (including Globex)	Chg.	2010 consolidated (Globex)	2009 consolidated (including Globex)	Chg.
Selling Expenses	1,688.6	1,037.3	62.8%	4,869.5	3,519.1	38.4%
Gen. Adm. Exp.	340.9	253.6	34.4%	912.7	733.3	24.5%
Total Operating Expenses	2,029.5	1,290.9	57.2%	5,782.1	4,252.4	36.0%
% of Net Sales	18.4%	17.3%	110 bps(2)	18.0%	18.3%	-30 bps (2)
(1) Totals may not tally as the figures are rounded off
(2) basis points
(3) Reclassification in Selling, General and Administrative Expenses in 2009

The Selling and General and Administrative Expenses lines were reclassified in 2009 in order to allow for better comparisons.

In the fourth quarter, total consolidated operating expenses amounted to R$2,029.5 million, equivalent to 18.4% of net sales, 11 bps up on the 17.3% posted in 4Q09.

In FY10, total operating expenses stood at R$5,782.1 million, equivalent to 18.0% of net sales, 30 bps down on the 18.3% recorded the year before.

                                                             EBITDA

GPA Food EBITDA margin stood at 8.7% in the quarter,

the largest since the IPO

GPA FOOD

(R$ million)(1)	4Q10 (excluding Globex)	4Q09 (excluding Globex)	Chg.	2010 (excluding Globex)	2009 (excluding Globex)	Chg.
EBITDA	567.1	519.6	9.1%	1,720.4	1,533.4	12.2%
EBITDA Margin - %	8.7%	8.6%	10 bps(2)	7.3%	7.4%	-10 bps (2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

In the fourth quarter, EBITDA totaled R$567.1 million, 9.1% up year-on-year. This improvement was a result of:

(i)        improved operational and commercial management;

(ii)       more advantageous negotiations with suppliers;

(iii)      implementation of a pricing management tool; and

(iv)     continuous control over expenses and management.

The EBITDA margin stood at 8.7%, 10 bps more than the 8.6% posted in 4Q09 and the best GPA Food EBITDA margin since the IPO.

GPA Food EBITDA without Assaí totaled R$ 539.0 million, with a margin of 9.6%, 50 bps higher than the 9.1% recorded in the same quarter a year ago.

Assaí recorded an EBITDA margin of 3.1% in 4Q10 (further details in the Assaí section).

In FY10, GPA Food EBITDA totaled R$1,720.4 million, an increase of 12.2%, with a margin of 7.3%. It is worth noting that this result was obtained despite the increase in Assaí’s contribution to total sales from 9.4%, in FY09, to 12.5%.

CONSOLIDATED

(R$ million)(1)	4Q10 consolidated (including Globex)	4Q09 consolidated (including Globex)	Chg.	2010 consolidated (Globex)	2009 consolidated (including Globex)	Chg.
EBITDA	769.3	496.6	54.9%	2,068.1	1,504.1	37.5%
EBITDA Margin - %	7.0%	6.7%	30 bps(2)	6.4%	6.5%	-10 bps (2)
(1) Totals may not tally as the figures are rounded off
(2) basis points
(3) Globex' figures does not consider Banco Investcred in 2009.

In the fourth quarter, consolidated EBITDA totaled R$769.3 million, 54.9% up on 4Q09, with a margin of 7.0%, a 30 bps improvement over the 6.7% posted in 4Q09.

In FY10, EBITDA amounted to R$2,068.1 million, with a margin of 6.4%, or R$1,972.0 million without Nova Casas Bahia, above the guidance figure of >R$1.8 billion published at the beginning of the year.

                                                       Depreciation

IFRS - alteration to legislation

GPA FOOD

In 2010, with the adoption of International Financial Reporting Standards (IFRS) the useful lives of certain specific fixed assets were extended. As a result, 2010 depreciation was adjusted, which had a positive impact of R$68.2 million on 4Q10 depreciation expenses, which came to R$19.1 million, 82.0% down on 4Q09. In FY10, depreciation amounted to R$360.7 million, 16.0% less than the year before.

CONSOLIDATED

In FY10, consolidated depreciation totaled R$440.1 million, 2.2% down on FY09.

Net Financial Result

Financial result increases due to higher net debt in 2010

GPA FOOD

(R$ million)(1)	4Q10 (excluding Globex)	4Q09 (excluding Globex)	Chg.	2010 (excluding Globex)	2009 (excluding Globex)	Chg.
Financ. Revenue	85.4	52.5	62.6%	297.4	239.4	24.2%
Financ. Expenses	(216.6)	(83.5)	159.3%	(699.9)	(450.7)	55.3%
Net Financial Income	(131.2)	(31.0)	323.0%	(402.5)	(211.2)	90.5%
(1) Totals may not tally as the figures are rounded off

In the fourth quarter, the Company recorded a net financial expense of R$131.2 million, equivalent to 2.0% of net sales, chiefly due to the increase in the net debt from R$679.7 million, in 4Q09, to R$1,527.0 million and the period upturn in the SELIC base rate (see “Net Debt”).

The net financial expense of R$131.2 million in 4Q10 was the result of three factors:

(i)        interest on the net bank debt totaling R$76.7 million, equivalent to 1.2% of net sales, 20 bps more than in 3Q10, due to the period increase in the SELIC.

(ii)      discounted receivables of R$38.0 million, representing 0.6% of net sales, in line with the 3Q10 figure despite the increase in the SELIC, with an average term of 40 days and an average cost of 109.5% of the CDI rate.

(iii)    Other assets and liabilities restated by the CDI rate (i.e. taxes paid in installments and court deposits included in the balance sheet), totaling R$16.5 million, equivalent to 0.2% of net sales.

Net Debt

The increase in net debt, shown in the graph below, was mainly due to:  (i) extraordinary investments of R$313 million in acquisitions, including R$290 million related to Globex’s capitalization; (ii) investments of R$186 million in the expansion of Assaí; and (iii) approximately R$348 million in interest on existing non-amortized debt.

It is worth noting that 4Q10 net debt of R$1,527.0 million was 14.6% lower than the R$1,788.0 million recorded in 3Q10.

(1) end of period

In FY10, there was a net financial expense of R$402.5 million, equivalent to 1.7% of net sales.

CONSOLIDATED

(R$ million)(1)	4Q10 consolidated (including Globex)	4Q09 consolidated (including Globex)	Chg.	2010 consolidated (Globex)	2009 consolidated (including Globex)	Chg.
Financ. Revenue	109.9	56.6	94.2%	331.7	250.0	32.7%
Financ. Expenses	(467.7)	(110.8)	322.3%	(1,154.7)	(501.2)	130.4%
Net Financial Income	(357.8)	(54.2)	560.6%	(823.0)	(251.2)	227.7%
(1) Totals may not tally as the figures are rounded off
(2) Globex' figures does not consider Banco Investcred in 2009.

In the fourth quarter, GPA posted a consolidated net financial expense of R$357.8 million, equivalent to 3.2% of net sales.

It is worth noting the recognition of R$18.0 million in non-recurring costs from Globex this quarter, due to the change in the criterion for booking the cost of new discounted receivables, which are now recognized in the same month as the discount. This was the last quarter of such recognition.

Excluding this non-recurring effect, net financial expenses would have come to R$339.8 million, equivalent to 3.1% of net sales.

In FY10, GPA recorded a consolidated net financial expense of R$823.0 million. Excluding the non-recurring effect of R$68.0 million in FY10, the net financial expense would have totaled R$755.0 million.

Equity Income

FIC’s result came to R$11.4 million in the quarter

CONSOLIDATED

Since the third quarter of 2009, FIC (Financeira Itaú CBD) has also been operating Globex's credit cards and, given their respective shareholders’ equities, GPA now retains a 36% interest in FIC, excluding Globex, while Globex retains a 14% stake. The Group’s consolidated interest in FIC remains at 50%.

It is worth noting that the equity income line suffered a negative impact of R$12.8 million in 4Q10, due to the adoption of IFRS, which revalued the previous results of Banco Investcred. All the commentaries below exclude this effect.

In the fourth quarter of 2010, FIC, including Globex’s operations, accounted for 14.0% of total sales, closing the period with 7.8 million clients. Default remained under control, thanks to a rigorous credit-granting policy.

As a result, FIC’s equity income came to R$11.4 million, R$8.2 million of which went to GPA and R$3.2 million to Globex.

This performance was in line with the Group’s strategy of increasing the FIC card’s share of sales, making it the best payment option in the stores and e-commerce operations, with exclusive benefits and advantages for card-holders.

In FY10, equity income, including Globex’s operations, totaled R$47.4 million, R$34.6 million of which went to GPA and R$12.8 million to Globex.

Net Income

GPA Food’s net income totaled R$498.0 million in 4Q10

GPA FOOD

(R$ million)(1)	4Q10 (excluding Globex)	4Q09 (excluding Globex)	Chg.	2010 (excluding Globex)	2009 (excluding Globex)	Chg.
Net Income	498.0	203.5	144.8%	819.2	654.0	25.2%
Net Margin - %	7.6%	3.4%	420 bps(2)	3.5%	3.1%	40 bps(2)
Tax Installments	-	-	-	72.3	-	-
ZBB Restructuring	-	-	-	6.3	-	-
Minority Interest	-	-	-	(18.1)	-	-
Non-recurring Result(2)	(170.0)	63.6	-	(180.4)	11.4	-
Depreciation	(51.1)	-	-	(51.1)	-	-
Adjusted Net Income	276.9	267.1	3.7%	648.1	665.4	-2.6%
Adjusted Net Margin - %	4.2%	4.4%	-20 bps(2)	2.8%	3.2%	-40 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) Net of Income Tax

In the fourth quarter, net income came to R$498.0 million, with a net margin of 7.6%.

It is worth noting, however, that there were certain non-recurring items in the quarter, including: i) the effect of the association with Nova Casas Bahia, expressed in BR GAAP and IFRS, and ii) the negative effect of the recognition of federal and state contingencies. The joint impact of these effects, net of taxes, was R$170.0 million.

The depreciation of certain fixed assets, whose useful lives were extended, also had a positive impact of R$51.1 million, net of taxes. Consequently, if adjusted to exclude all these non-recurring effects, met income would have totaled R$276.9 million, with a net margin of 4.2%.

In FY10, net income totaled R$819.2 million, equivalent to 3.5% of net sales. Excluding the non-recurring items in FY10, net income would have come to R$648.1 million, with a margin of 2.8%.

CONSOLIDATED

(R$ milhões)(1)	4Q10 consolidat ed (including Globex)	4Q09 consolidated (including Globex)	Chg.	2010 consolidated (including Globex)	2009 consolidated (including Globex)	Chg.
Net Income	447.0	247.0	81.0%	722.4	644.7	12.1%
Net Margin - %	4.0%	3.3%	70 bps(2)	2.3%	2.8%	-50 bps (2)
Tax Installments	-	-	-	66.7	-	-
ZBB Restructuring	-	-	-	6.3	-	-
Minority Interest	-	-	-	(18.1)	-	-
Non-recurring Result(2)	(153.1)	102.8	-	(161.6)	50.6	-
Depreciation	(51.1)	-	-	(51.1)	-	-
Change in the Recognition of Receivables	11.9	-	-	44.9	-	-
Adjusted Net Income	254.7	349.8	-27.2%	609.5	695.3	-12.3%
Adjusted Net Margin - %	2.3%	4.7%	-240 bps(2)	1.9%	3.0%	-110 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) Net of Income Tax
(3) Globex' figures does not consider Banco Investcred in 2009.

In the fourth quarter, consolidated net income totaled R$447.0 million, with a net margin of 4.0%. Excluding non-recurring items in 4Q10, net income would have been R$254.7 million.

In FY10, consolidated net income was R$722.4 million, equivalent to 2.3% of net sales. Excluding non-recurring items in FY10, net income would have come to R$609.5 million, with a net margin of 1.9%.

Assaí Atacadista

Gross sales totaled R$1,017.8 million in 4Q10,

46.0% more than in 4Q09

In the fourth quarter, Assaí recorded gross sales of R$1,017.8 million,  including the stores in São Paulo, Ceará, Rio de Janeiro, Pernambuco and Tocantins, 46.0% up on 4Q09, fueled by organic growth, the opening of new stores and conversion of existing ones, and the format’s improved operating result. Net sales accompanied the gross sales trajectory, climbing to R$921.9 million.

Gross profit totaled R$133.7 million, with a margin of 14.5%, 52.6% more than in 4Q09.

Total operating expenses came to R$106.5 million, equivalent to 11.4% of net sales, very close to the 4Q09 ratio.

EBITDA amounted to R$27.2 million in 4Q10, 4.9% down on 4Q09, accompanied by an EBITDA margin of 3.1%. The reduction was due to the number of stores opened and converted at the end of 4Q10, i.e. stores in the initial stage of the maturation curve.

In FY10, Assaí recorded gross sales of R$3,255.0 million, 48.2% up on FY09, while net sales climbed by 48.5% to R$2,943.0 million.

Gross profit totaled R$421.7 million, with a margin of 14.3%.

Total operating expenses came to R$334.1 million, equivalent to 11.2% of net sales, 80 bps less than the same period last year.

EBITDA stood at R$87.6 million, 64.1% more than in 2009, with a margin of 3.1%, up by 40 bps.

Globex Utilidades S.A.

In same-store terms, gross sales increased by 31.8% in the quarter

Globex (including Nova Casas Bahia - Nov and Dec/10)

In the fourth quarter, Globex’s consolidated gross sales increased by 230.6% to R$5,322.0 million, while net sales grew by 219.4% to R$4,498.1 million.

In same-store terms, gross sales moved up by 31.8%. It is worth noting that the e-commerce recorded period growth of 63.0%.

Consolidated gross profit totaled R$1,101.0 million, with a gross margin of 24.5%. Nova Casas Bahia recorded a period gross margin of 29.0%. It is worth noting that Nova Casas Bahia has a distinct business model associated with a different product mix, in which furniture plays a particularly important part. Excluding the non-recurring effects, gross profit would have totaled R$1,128.3 million, with a gross margin of 25.1%.

Total operating expenses came to R$898.8 million, equivalent to 20.0% of net sales. Thanks to the distinct nature of Nova Casas Bahia’s business model, especially its furniture operations, its operating expenses represented 25.1% of net sales, higher than Ponto Frio’s ratio.

Consolidated EBITDA amounted to R$202.2 million, with an EBITDA margin of 4.5%. Nova Casas Bahia alone posted a margin of 3.9%. Excluding the non-recurring effects, EBITDA would have come to R$229.5 million, with a margin of 5.1%, in line with the 2011 guidance (4.4%-6.0%), as announced in September 2010.

The net financial result was an expense of R$221.4 million, equivalent to 4.9% of net sales, 10 bps below the 5.9% recorded in 3Q10. Of this total, R$122.7 million came from Nova Casas Bahia.

FIC’s equity income came to R$3.2 million.

Globex declared a consolidated net loss of R$73.8 million. Excluding the non-recurring effects, the adjusted net loss was R$36.8 million, with a negative margin of 0.8%.

In FY10, gross sales amounted to R$10,013.0 million, 110.0% up on FY09, while net sales increased by 117.8% to R$8,606.0 million.

Gross profit came to R$1,903.8 million, with a margin of 22.1%. Nova Casas Bahia recorded a period gross margin of 29.0%. It is worth noting that Nova Casas Bahia has a distinct business model associated with a different product mix, in which furniture plays a particularly important part.

Total operating expenses came to R$1,556.1 million, equivalent to 18.1% of net sales. Thanks to the distinct nature of Nova Casas Bahia’s business model, especially its furniture operations, its operating expenses represented 25.1% of net sales, higher than Ponto Frio’s ratio.

EBITDA amounted to R$347.6 million, with an EBITDA margin of 4.0%. Nova Casas Bahia alone posted a margin of 3.9%.

The net financial result was an expense of R$415.3 million. Excluding the non-recurring effect (R$68.0 million), the net financial expense would have come to R$347.3 million, equivalent to 4.0% of net sales.

Equity income totaled R$12.8 million. Globex posted a net loss of R$59.8 million, equivalent to 0.7% of net sales. Excluding the non-recurring effects in FY10, the net loss would have amounted to R$82.7 million.

Investments

GPA invested R$508.7 million in 4Q10

CONSOLIDATED

In the fourth quarter, GPA invested R$508.7 million, versus R$293.2 million in 4Q09, allocated as follows:

•         R$143.8 million to the opening and construction of new stores and the acquisition of strategic sites;

•         R$186.5  million to store renovations and conversions;

•         R$178.4 million to infrastructure (technology and logistics) and others.

In FY10, investments totaled R$1,191.2 million, 64.7% more than in FY09.牔

Twenty-one new stores were opened in the fourth quarter:

 - 1 Extra Fácil store in São Paulo;

 - 9 Assaí stores (5 in São Paulo, 2 in the Federal District, 1 in Goiás, and 1 in Pernambuco);

 - 5 Extra Hipermercado stores (2 in São Paulo, 1 in Mato Grosso; 1 in Mato Grosso do Sul; and 1 in Goiás); and

 - 6 Ponto Frio stores (1 in São Paulo, 2 in Minas Gerais and 3 in Rio de Janeiro).

In addition, there were 117 conversions:

- 37 Sendas stores were converted into the Extra Supermercado format;

- 30 CompreBem stores (28 in São Paulo and 2 in Pernambuco) were converted into the Extra Supermercado format;

- 2  Pão de Açúcar stores (1 in São Paulo and 1 in Rio de Janeiro) were converted into the Extra Supermercado format;

- 4 Sendas stores in Rio de Janeiro were converted into the Pão de Açúcar format; and

- 44 Extra Eletro stores in São Paulo were converted into the Ponto Frio format.

It is worth noting that GPA Food’s total sales area closed 2010 at 1,469,279 m2, 6.1% higher than in FY09.

Dividends

R$ 171.6 million to be paid as dividends in FY10.

Management will propose that the Company’s Annual Shareholders’ Meeting to be held on March 31, 2011 approve the payment of dividends totaling R$113.2 million, complementing the R$58.4 million dividends prepaid in 2010.  As a result, proposed FY10 dividends will total R$171.6 million, 22.1% more than in FY09.

In accordance with the Company’s Dividend Payment Policy, approved on August 3, 2009, the amount of R$113.2 million corresponds to the difference between the minimum mandatory dividends – calculated based on the Group’s FY10 performance – and the dividends prepaid in 2010, which totaled R$171.6 million.

The dividends proposed by GPA’s Management, in the amount of R$113.2 million, will correspond to R$0.409546379 per common share, R$0.458272685 per Class A preferred share.

Shareholders registered as such on March 31, 2011 will be entitled to receive the payment. Shares will be traded ex-dividends until the payment date as of April 1, 2011,.

The following information has not been reviewed by the independent auditors.

GPA FOOD

Consolidated Income Statement Based on Law 11,638/07 (R$ thousand)

GPA FOOD	4Q10 consolidated (excluding Globex)	4Q09 consolidated (excluding Globex)%		2010 consolidated (excluding Globex)	2009 consolidated (excluding Globex)%
Gross Sales Revenue	7,281,684	6,745,550	7.9%	26,131,326	23,330,555	12.0%
Net Sales Revenue	6,541,853	6,042,876	8.3%	23,485,632	20,765,435	13.1%
Cost of Goods Sold	(4,844,047)	(4,475,258)	8.2%	(17,539,197)	(15,466,571)	13.4%
Gross Profit	1,697,806	1,567,618	8.3%	5,946,435	5,298,864	12.2%
Selling Expenses	(964,412)	(884,526)	9.0%	(3,566,299)	(3,180,927)	12.1%
General and Administrative Expenses	(166,333)	(163,502)	1.7%	(659,708)	(584,574)	12.9%
Total Operating Expenses	(1,130,745)	(1,048,028)	7.9%	(4,226,008)	(3,765,501)	12.2%
Earnings before interest, taxes, depreciation
and amortization - EBITDA	567,062	519,591	9.1%	1,720,427	1,533,363	12.2%
Depreciation	(19,078)	(105,837)	-82.0%	(360,659)	(429,475)	-16.0%
LEarnings before interest
and taxes - EBIT	547,984	413,753	32.4%	1,359,769	1,103,888	23.2%
Financial Revenue	85,361	52,497	62.6%	297,360	239,446	24.2%
Financial Expenses	(216,570)	(83,518)	159.3%	(699,851)	(450,673)	55.3%
Net Financial Revenue (Expense)	(131,208)	(31,021)	323.0%	(402,491)	(211,227)	90.5%
Equity Income	8,166	(19,715)	-	34,570	(10,384)	-
Result from Permanent Assets	(15,674)	14,804	-	(21,182)	17,092	-
Nonrecurring Result	75,618	(49,171)	-	(3,042)	(80,597)	-96.2%
Other Operating Revenue (Expenses)	(103)	-	-	(0)	-	-
Income Before Income Tax	484,782	328,651	47.5%	967,623	818,772	18.2%
Income Tax	24,792	(112,860)	-	(113,334)	(132,226)	-14.3%
Income Before Minority Interest	509,574	215,790	136.1%	854,289	686,546	24.4%
Minority Interest	-	10,625	-	-	-	-
Income Before Profit Sharing	509,574	226,415	125.1%	854,289	686,546	24.4%
Employees' Profit Sharing	(11,529)	(22,925)	-49.7%	(35,110)	(32,505)	8.0%
Net Income	498,045	203,490	144.8%	819,179	654,041	25.2%
Net Income per share	1.9357	0.8007		3.1808	2.5701
# of shares ('000) - ex shares in treasury	257,288	254,148		257,541	254,482

% of Net Sales	4Q10	4Q09		2010	2009
Gross Profit	26.0%	25.9%		25.3%	25.5%
Selling Expenses	-14.7%	-14.6%		-15.2%	-15.3%
General and Administrative Expenses	-2.5%	-2.7%		-2.8%	-2.8%
Total Operating Expenses	-17.3%	-17.3%		-18.0%	-18.1%
EBITDA	8.7%	8.6%		7.3%	7.4%
Depreciation	-0.3%	-1.8%		-1.5%	-2.1%
EBIT	8.4%	6.8%		5.8%	5.3%
Net Financial Income (Expenses)	-2.0%	-0.5%		-1.7%	-1.0%
Result from Permanent Assets	-0.2%	0.2%		-0.1%	0.1%
Nonrecurring Result	1.2%	-0.8%		0.0%	-0.4%
Other Operating Revenue (Expenses)	0.0%	0.0%		0.0%	0.0%
Income Before Income Tax	7.4%	5.4%		4.1%	3.9%
Income Tax	0.4%	-1.9%		-0.5%	-0.6%
Minority Interest/Employees' Profit Sharing	-0.2%	-0.2%		-0.1%	-0.2%
Net Income	7.6%	3.4%		3.5%	3.1%

CONSOLIDATED

Consolidated Income Statement Based on Law 11,638/07 (R$ thousand)

Consolidated	4Q10 consolidated (including Globex)	4Q09 consolidated (including Globex)%		2010 consolidated (including Globex)	2009 consolidated (including Globex)%
Gross Sales Revenue	12,603,718	8,355,103	50.9%	36,144,368	26,219,103	37.9%
Net Sales Revenue	11,039,921	7,450,953	48.2%	32,091,674	23,250,264	38.0%
Cost of Goods Sold	(8,241,080)	(5,663,406)	45.5%	(24,241,476)	(17,493,806)	38.6%
Gross Profit	2,798,841	1,787,547	56.6%	7,850,198	5,756,458	36.4%
Selling Expenses	(1,688,629)	(1,037,306)	62.8%	(4,869,462)	(3,519,088)	38.4%
General and Administrative Expenses	(340,907)	(253,604)	34.4%	(912,676)	(733,308)	24.5%
Total Operating Expenses	(2,029,536)	(1,290,911)	57.2%	(5,782,139)	(4,252,396)	36.0%
Earnings before interest, taxes, depreciation
and amortization - EBITDA	769,306	496,636	54.9%	2,068,059	1,504,062	37.5%
Depreciation	(59,064)	(119,013)	-50.4%	(440,139)	(455,459)	-3.4%
LEarnings before interest
and taxes - EBIT	710,242	377,623	88.1%	1,627,921	1,048,603	55.2%
Financial Revenue	109,924	56,592	94.2%	331,698	250,030	32.7%
Financial Expenses	(467,742)	(110,759)	322.3%	(1,154,699)	(501,181)	130.4%
Net Financial Revenue (Expense)	(357,817)	(54,167)	560.6%	(823,001)	(251,151)	#####
Equity Income	(1,490)	(16,869)	-91.2%	34,499	(7,985)	-
Result from Permanent Assets	(25,156)	(3,863)	-	(21,182)	-	-
Nonrecurring Result	75,618	(45,568)	-	(3,042)	(76,994)	-96.0%
Other Operating Revenue (Expenses)	(22,661)	-	-	(1,792)	-	-
Income Before Income Tax	378,735	257,156	47.3%	813,402	712,473	14.2%
Income Tax	49,145	(3,294)	-	(86,558)	(28,569)	203.0%
Income Before Minority Interest	427,880	253,862	68.5%	726,844	683,904	6.3%
Minority Interest	30,662	16,100	90.4%	30,687	(6,729)	-
Income Before Profit Sharing	458,541	269,962	69.9%	757,531	677,175	11.9%
Employees' Profit Sharing	(11,529)	(22,925)	-49.7%	(35,110)	(32,505)	8.0%
Net Income	447,013	247,037	81.0%	722,421	644,670	12.1%
Net Income per share	1.7374	0.9720		2.8051	2.5333
# of shares ('000) - ex shares in treasury	257,288	254,148		257,541	254,482

% of Net Sales	4Q10	4Q09		2010	2009
Gross Profit	25.4%	24.0%		24.5%	24.8%
Selling Expenses	-15.3%	-13.9%		-15.2%	-15.1%
General and Administrative Expenses	-3.1%	-3.4%		-2.8%	-3.2%
Total Operating Expenses	-18.4%	-17.3%		-18.0%	-18.3%
EBITDA	7.0%	6.7%		6.4%	6.5%
Depreciation	-0.5%	-1.6%		-1.4%	-2.0%
EBIT	6.4%	5.1%		5.1%	4.5%
Net Financial Income (Expenses)	-3.2%	-0.7%		-2.6%	-1.1%
Result from Permanent Assets	-0.2%	-0.1%		-0.1%	0.0%
Nonrecurring Result	0.7%	-0.6%		0.0%	-0.3%
Other Operating Revenue (Expenses)	-0.2%	0.0%		0.0%	0.0%
Income Before Income Tax	3.4%	3.5%		2.5%	3.1%
Income Tax	0.4%	0.0%		-0.3%	-0.1%
Minority Interest/Employees' Profit Sharing	0.2%	-0.1%		0.0%	-0.2%
Net Income	4.0%	3.3%		2.3%	2.8%

GPA FOOD

GPA Food Balance Sheet (R$ thousand)
	December 31

ASSETS	2010 (excluding Globex)	2009 (excluding Globex)

Current Assets	7,447,602	7,140,200
Cash and banks	2,468,166	2,258,060
Marketable Securities	-	-
Accounts Receivable	482,916	768,902
Cheques Pré- Datados	6,294	8,246
Credit Cards	359,623	596,253
Sales Vouchers	35,051	79,955
Others	91,678	92,672
Allowance for Doubtful Accounts	(9,730)	(8,224)
Resulting from Commercial Agreements	171,099	255,844
Accounts Receivables (FIDC)	1,174,187	1,094,405
Inventories	2,420,223	2,100,393
Recoverable Taxes	490,573	262,054
Deferred Income Tax and Social Contribution	-	204,444
Prepaid Expenses	57,206	196,099
Others	183,233	-

Noncurrent Assets	12,006,908	9,066,806
Long-Term Assets	2,381,684	1,902,594
Trade Accounts Receivable	485,271	419,191
Recoverable Taxes	127,253	143,755
Fair Value Bartira	416,004	-
Deferred Income Tax and Social Contribution	808,103	707,896
Amounts Receivable from Related Parties	64,437	258,968
Judicial Deposits	436,729	349,462
Expenses in Advance and Others	43,888	23,321
Investments	1,728,745	766,187
Property and Equipment	5,826,983	5,065,692
Intangible Assets	2,100,126	1,362,963

TOTAL ASSETS	19,485,139	16,237,634

	December 31

LIABILITIES	2010 (excluding Globex)	2009 (excluding Globex)

Current Liabilities	5,742,028	4,313,947
Suppliers	2,941,377	2,974,055
Loans and Financing	576,195	379,748
Debentures	520,675	19,386
Payroll and Related Charges	335,124	278,695
Taxes and Social Contribution Payable	178,111	236,084
Dividends Proposed	-	96,734
Financing for Purchase of Fixed Assets	14,211	14,212
Rents	57,645	47,424
Acquisition of Companies	186,614	14,000
Debt with Related Parties	485,667	20,188
Advertisement	31,602	32,333
Tax Installments	54,072	-
Others	360,735	201,088

Long-Term Liabilities	6,567,157	5,245,333
Loans and Financing	1,830,767	1,057,304
CDCI
Recallable Fund Quotas (FIDC)	1,096,130	1,077,727
Debentures	1,067,472	1,481,356
Tax Installments	1,325,021	1,193,703
Deferred Income Tax and Social Contribution	479,262	-
Provision for Contingencies	394,304	149,482
Others	374,202	285,761

Minority Interest	-	-

Shareholders' Equity	7,175,954	6,678,354
Capital	5,579,259	5,374,751
Capital Reserves	286,270	600,684
Profit Reserves	1,310,426	702,920

TOTAL LIABILITIES	19,485,139	16,237,634

CONSOLIDATED

Consolidated Balance Sheet (R$ thousand)

	December 31

ASSETS	2010 (including Globex)	2009 (including Globex)

Current Assets	14,423,130	8,263,044
Cash and banks	3,817,994	2,343,243
Marketable Securities	608,002	-
Accounts Receivable	2,110,222	983,602
Installment Sales	1,323,311	75,716
Credit Cards	582,989	823,265
Sales Vouchers	355,521	138,149
Others	21,302	(36,291)
Allowance for Doubtful Accounts	(172,901)	(17,237)
Resulting from Commercial Agreements	171,100	255,845
Accounts Receivables (FIDC)	1,515,915	1,125,837
Inventories	4,823,768	2,248,683
Recoverable Taxes	888,355	385,111
Deferred Income Tax and Social Contribution	-	227,716
Prepaid Expenses	189,252	253,958
Others	298,522	439,049

Noncurrent Assets	14,251,134	10,145,929
Long-Term Assets	2,653,302	2,593,602
Trade Accounts Receivable	611,630	419,191
Recoverable Taxes	213,506	255,194
Fair Value Bartira	416,004	-
Deferred Income Tax and Social Contribution	672,307	1,390,540
Amounts Receivable from Related Parties	158,417	66,102
Judicial Deposits	534,389	428,255
Expenses in Advance and Others	47,048	34,319
Investments	370,349	200,447
Property and Equipment	6,703,594	5,356,774
Intangible Assets	4,554,518	2,025,735

TOTAL ASSETS	28,704,893	18,439,602

	December 31

LIABILITIES	2010 (including Globex)	2009 (including Globex)

Current Liabilities	10,465,235	5,856,507
Suppliers	5,306,349	4,004,397
Loans and Financing	885,338	510,322
CDCI	1,321,495	-
Debentures	520,675	19,386
Payroll and Related Charges	595,558	428,318
Taxes and Social Contribution Payable	353,894	313,672
Dividends Proposed	116,287	98,052
Financing for Purchase of Fixed Assets	14,211	14,212
Rents	68,226	47,424
Acquisition of Companies	188,188	14,000
Debt with Related Parties	274,291	31,734
Advertisement	33,614	-
Insurance	201,224
Advances from clients	19,769	-
Tax Installments	52,450	-
Others	513,667	374,991

Long-Term Liabilities	8,755,237	5,940,301
Loans and Financing	2,177,887	1,023,516
CDCI	66,060	-
Recallable Fund Quotas (FIDC)	2,280,517	1,077,727
Debentures	1,067,472	1,481,356
Taxes and Social Contribution	479,893	-
Tax Installments	1,376,788	1,205,579
Deferred Income Tax and Social Contribution	-	265,175
Provision for Contingencies	697,806	578,343
Debt with Related Parties	297,606	-
Advanced Revenue	182,695	-
Others	128,513	308,604

Minority Interest	2,465,262	105,713

Shareholders' Equity	7,019,159	6,537,081
Capital	5,579,259	5,374,751
Capital Reserves	242,642	647,549
Profit Reserves	1,197,258	514,781

TOTAL LIABILITIES	28,704,893	18,439,602

Consolidated Cash Flow (R$ thousand)

	December 31

Cash Flow from Operating Activities	2010 (including Globex)	2009 (including Globex)

Net Income for the Period	691,735	651,399
Adjustment to reconcile net income
Depreciation and Amortization	440,139	455,465
Equity Income Results	(34,499)	7,985
Deferred Income Tax and Social Contribution	34,058	(31,233)
Current Income Tax and Social Contribution	52,058	0
Adjustment to present value	(83,950)	0
Financial charges provisioned	277,050	398,040
Provision for Contingencies, net	298,406	81,327
Provision for Compensation in Shares	27,920	26,577
Provision for Write-off and Losses	55,505	0
Law n.11.941 - Installment	0	0
Gain from advantageous purchase	(453,569)	0
Minoritary Interest	0	0
Discontinued projects		0
Provisions for indemnification of the Executive Board	0	0
Provisions for losses and the write-off of fixed and intangible assets	0	(7,878)
Provision for reestructuring	0	0
Write-off of permanent assets	73,517	23,288
Others	(66,189)	0

	1,312,181	1,604,969

(Increase) Decrease in Assets
Accounts Receivable	874,367	(166,916)
Other Accounts Receivable	0	0
Recoverable Taxes	(189,816)	116,392
Inventories	(694,827)	(849,380)
Marketable securities	60,748	0
Judicial Deposits	(105,105)	(99,419)
Prepaid Expenses	0	0
Other Assets	83,674	(93,273)

	29,041	(1,092,596)

(Increase) Decrease in Liabilities
Suppliers	245,297	1,052,761
Accounts Payable	0	0
Payroll and Related Charges	(146,763)	283,486
Other liabilities	(1,018,501)	(5,776)

	(919,967)	1,330,470

Net Cash Flow Generated (Used) in Operating Activities	421,255	1,842,844

	December 31

Net Cash from Investing activities	2010 (including Globex)	2009 (including Globex)

Restricted cash	58,798	0
Acquisition of minority interests	0	0
Cash, net of Acquisitions	0	79,331
Acquisition of Companies	0	(963,128)
Property and Equipment and Intangible	(1,439,342)	(746,694)
Capital transfer to subsidiary	0	(9,318)
Sales of Property and Equipment	39,243	4,330

Net Cash Flow Generated (Used) in Investing Activities	(1,341,301)	(1,635,479)

Cash Flow from Financing Activities
Loans and financing:	0	0
Additions	3,833,326	736,805
Amortization	(1,204,381)	(393,129)
Payment of Intereset	(182,813)	(209,301)
Capital Increase	35,120	487,144
Cash from capital increase in subsidiaries	64,957	0
Payment of Dividends	(151,412)	(109,157)

Net Cash Flow Generated (Used) in Financing Activities	2,394,797	512,362

Cash, Banks and Marketable Securities at beginning of the period	2,343,243	1,623,516
Cash, Banks and Marketable Securities at end of the period	3,817,994	2,343,243

Changes in cash and cash equivalent	1,474,751	719,727

Breakdown of Gross Sales by Format (R$ thousand)

9 Months	2010	%	2009	%	Chg.(%)

Pão de Açúcar	3,456,986	14.7%	3,075,425	17.2%	12.4%
Extra Hipermercado (5)	9,109,258	38.7%	8,243,177	46.1%	10.5%
Extra Supermercado (6)	3,681,986	15.6%	3,458,772	19.4%	6.5%
Extra Eletro	363,982	1.5%	308,448	1.7%	18.0%
Assaí	2,237,430	9.5%	1,499,183	8.4%	49.2%
Globex(1) (2) (3) (4)	4,691,009	19.9%	1,278,995	7.2%	266.8%

GPA Consolidated	23,540,650	100.0%	17,864,000	100.0%	31.8%

GPA Food	18,849,642	-	16,585,005	-	13.7%

4th Qaurter	2010	%	2009	%	Chg.(%)

Pão de Açúcar	1,305,147	10.4%	1,173,048	14.0%	11.3%
Extra Hipermercado (5)	3,532,071	28.0%	3,423,532	41.0%	3.2%
Extra Supermercado (6)	1,384,704	11.0%	1,317,891	15.8%	5.1%
Extra Eletro	41,992	0.3%	133,755	1.6%	-68.6%
Assaí	1,017,771	8.1%	697,324	8.3%	46.0%
Globex (1) (2) (3) (4)	5,322,034	42.2%	1,609,553	19.3%	230.7%

GPA Consolidated	12,603,718	100.0%	8,355,103	100.0%	50.9%

GPA Food	7,281,684	-	6,745,550	-	7.9%

Full Year	2010	%	2009	%	Chg.(%)

Pão de Açúcar	4,762,132	13.2%	4,248,473	16.2%	12.1%
Extra Hipermercado (4)	12,641,329	35.0%	11,666,708	44.5%	8.4%
Extra Supermercado (5)	5,066,689	14.0%	4,776,664	18.2%	6.1%
Extra Eletro	405,974	1.1%	442,203	1.7%	-8.2%
Assaí	3,255,200	9.0%	2,196,507	8.4%	48.2%
Globex (1) (2) (3) (4)	10,013,043	27.7%	2,888,548	11.0%	246.6%

GPA Consolidated	36,144,368	100.0%	26,219,103	100.0%	37.9%

GPA Food	26,131,326	-	23,330,555	-	12.0%

(1)Including Ponto Frio sales as of 3Q09
(2)Including Extra Eletro sales as of November/10
(3)Including Nova.com sales (Extra.com as of M ay/10 and Casasbahia.com as of November/10)
(4)Inclui Nova Casas Bahia desde novembro/10
(5)Including Extra Fácil sales
(6)Including Extra Supermercado; CompreBem and Sendas sales

Breakdown of Net Sales by Format (R$ thousand)

9 Months	2010	%	2009	%	Chg.(%)

Pão de Açúcar	3,115,327	14.8%	2,746,340	17.4%	13.4%
Extra Hipermercado (5)	8,129,610	38.6%	7,258,536	45.9%	12.0%
Extra Supermercado (6)	3,340,589	15.9%	3,104,021	19.6%	7.6%
Extra Eletro	336,967	1.6%	262,943	1.7%	28.2%
Assaí	2,021,286	9.6%	1,350,719	8.5%	49.6%
Globex(1) (2) (3) (4)	4,107,974	19.5%	1,076,752	6.8%	281.5%

GPA Consolidated	21,051,753	100.0%	15,799,311	100.0%	33.2%

GPA Food	16,943,779	-	14,722,559	-	15.1%

4th Quarter	2010	%	2009	%	Chg.(%)

Pão de Açúcar	1,171,882	10.6%	1,055,585	14.2%	11.0%
Extra Hipermercado (5)	3,152,390	28.6%	3,040,487	40.8%	3.7%
Extra Supermercado (6)	1,256,718	11.4%	1,192,253	16.0%	5.4%
Extra Eletro	38,958	0.4%	123,491	1.7%	-68.5%
Assaí	921,905	8.4%	631,059	8.5%	46.1%
Globex (1) (2) (3) (4)	4,498,068	40.7%	1,408,077	18.9%	219.4%

GPA Consolidated	11,039,921	100.0%	7,450,953	100.0%	48.2%

GPA Food	6,541,853	-	6,042,876	-	8.3%

Full Year	2010	%	2009	%	Chg.(%)

Pão de Açúcar	4,287,209	13.4%	3,801,925	16.4%	12.8%
Extra Hipermercado (4)	11,282,000	35.2%	10,299,024	44.3%	9.5%
Extra Supermercado (5)	4,597,307	14.3%	4,296,274	18.5%	7.0%
Extra Eletro	375,925	1.2%	386,434	1.7%	-2.7%
Assaí	2,943,191	9.2%	1,981,778	8.5%	48.5%
Globex (1) (2) (3) (4)	8,606,042	26.8%	2,484,829	10.7%	246.3%

GPA Consolidated	32,091,674	100.0%	23,250,264	100.0%	38.0%

GPA Food	23,485,632	-	20,765,435	-	13.1%

(1)Including Ponto Frio sales as of 3Q09
(2)Including Extra Eletro sales as of November/10
(3)Including Nova.com sales (Extra.com as of M ay/10 and Casasbahia.com as of November/10)
(4)Inclui Nova Casas Bahia desde novembro/10
(5)Including Extra Fácil sales
(6)Including Extra Supermercado; CompreBem and Sendas sales

Sales Breakdown (% of Net Sales)

	2010		2009

	4th Quarter Consolidated (including Globex)	Full Year Consolidated (including Globex)	4th Quarter Consolidated (including Globex)	Ano Consolidated (including Globex)

Cash	42.4%	45.7%	46.2%	47.8%
Credit Card	47.2%	45.8%	46.2%	43.9%
Food Voucher	4.6%	5.9%	6.9%	7.0%
Credit	5.9%	2.6%	0.8%	1.3%
Post-dated Checks	0.1%	0.2%	0.2%	0.7%
Installment Sales	5.8%	2.4%	0.5%	0.7%

	2010		2009

	4th Quarter (excluding Globex)	Full Year (excluding Globex)	4th Quarter (excluding Globex)	Full Year (excluding Globex)

Cash	51.7%	50.4%	49.1%	49.1%
Credit Card	39.7%	41.2%	41.9%	41.7%
Food Voucher	8.3%	8.2%	8.7%	8.3%
Credit	0.2%	0.3%	0.3%	0.8%
Post-dated Checks	0.2%	0.3%	0.3%	0.8%
Installment Sales	0.0%	0.0%	0.0%	0.1%

Figures per Format on December 31, 2010

	# Checkouts	# Employees	# Stores*	Sales Area (m2)

Pão de Açúcar	1,636	14,946	149	198,253
CompreBem	1,202	8,428	113	131,066
Sendas	372	6,401	17	45,380
Extra Hipermercado	4,261	26,535	110	765,672
Extra Supermercado	1,296	2,174	101	137,265
Extra Fácil	221	477	68	14,933
Assaí	1,165	9,253	57	176,710
Ponto Frio	1,739	11,429	506	363,313
Casas Bahia	3,115	51,891	526	978,511
Total Stores	15,007	131,534	1,647	2,811,103

Management		3,479
Loss Prevention		3,881
Distribution Centers		6,020

Total Grupo Pão de Açúcar	15,007	144,914	1,647	2,811,103

* In addition to the 1,647 stores, the Company has 81 gas stations and 153 drugstores.

Stores Openings / Closings / Conversions per Format

	Pão de Açúcar	Extra Hiper	Extra- Eletro	Compre Bem	Sendas	Extra Super	Extra Fácil	Assaí	Ponto Frio	Casas Bahia	Grupo Pão de Açúcar	Sales Area (m2)	Number of Employees

12/31/2009	145	103	47	157	68	13	52	40	455	-	1,080	1,744,653	85,244

Opened	1	3				2	22	4	2		34
Closed				-1	-1						-2
Converted		-1		-13	-8	18		4			-

9/30/2010	146	105	47	143	59	33	74	48	457	-	1,112	1,781,606	88,066

Opened		5					1	9	6		21
Closed		-1	-3				-7		-1		-12
Converted	-1 / +4	1	-44	-30	-42	68			44		-

12/31/2010	149	110	0	113	17	101	68	57	506	526	1,647	2,811,103	144,914

Productivity Ratio (in R$ - nominal terms)

Gross Sales per sq.m. /month
	2010	2009	Chg.(%)

Pão de Açúcar	2,038	1,864	9.3%
Extra Hipermercado	1,396	1,326	5.3%
Extra Supermercado (1)	1,310	1,208	8.4%
Extra Fácil	900	832	8.2%
Assaí	1,970	2,108	-6.5%
Ponto Frio(2)	1,713	1,296	32.2%
GPA	1,555	1,407	10.5%

Gross Sales per Employee/month
	2010	2009	Chg.(%)

Pão de Açúcar	14,845	14,648	1.3%
Extra Hipermercado	26,201	26,036	0.6%
Extra Supermercado (1)	14,686	13,719	7.0%
Extra Fácil	454	296	53.4%
Assaí	6,738	4,599	46.5%
Ponto Frio(2)	10,793	5,039	114.2%
GPA	73,717	64,337	14.6%

Average Ticket - Gross Sales
	2010	2009	Chg.(%)

Pão de Açúcar	36.8	33.35	12.1%
Extra Hipermercado	61.3	57.37	7.0%
Extra Supermercado (1)	26.3	24.45	8.3%
Extra Fácil	10.7	10.02	10.0%
Assaí	93.9	82.15	14.6%
Ponto Frio(2)	624.0	521.98	19.5%
GPA	56.5	45.94	21.7%

Gross Sales per Checkout/month
	2010	2009	Chg.(%)

Pão de Açúcar	247,709	220,825	12.2%
Extra Hipermercado	253,160	242,607	4.3%
Extra Supermercado (1)	144,026	136,188	5.8%
Extra Fácil	61,029	56,017	8.9%
Assaí	289,974	272,988	6.2%
Ponto Frio(2)	359,678	281,407	27.8%
GPA	239,927	211,769	13.3%

(1) Extra Supermercado +Comprebem + Sendas
(2) Ponto Frio + Extra Eletro

4Q10 Results Conference Call

Thursday, February 24, 2011

Conference Call in Portuguese with simultaneous translation into English:

11:00 a.m. – Brasília time  |  9:00 a.m. – New York time

Dial-in: +1 (866) 866-2673 +55 (11) 3127-4971
Code: GPA

A live webcast is available on the Company’s site: www.grupopaodeacucar.com.br/ir/gpa. The replay can be accessed after the end of the Call by dialing +55 (11) 3127-4999 – Code: 18034159

Statements contained in this release relating to the business outlook of the Group, projections of operating and financial results and relating to the growth potential of the Group, constitute mere forecasts and were based on the expectations of Management in relation to the future of the Company. These expectations are highly dependent on changes in the market, on Brazil’s general economic performance, on the industry and on international markets, and are therefore subject to change.

Vitor Fagá		Investor Relations
vitor.faga@grupopaodeacucar.com.br		Telephone: +55 (11) 3886-0421
Fax: +55 (11) 3884-2677
Marcel Rodrigues da Silva	Bruno Salem Brasil	E-mail: gpa.ri@grupopaodeacucar.com.br
marcel.rodrigues@grupopaodeacucar.com.br	bruno.brasil@grupopaodeacucar.com.br	Website: www.gpari.com.br

Grupo Pão de Açúcar operates 1,647 stores, 81 gas stations and 153 drugstores in 19 states and the Federal District. The Group’s multi-format structure comprises supermarkets (Pão de Açúcar, Extra Supermercado, CompreBem and Sendas), hypermarkets (Extra), electronics/household appliance stores (Ponto Frio and Nova Casas Bahia), convenience stores (Extra Fácil), ‘atacarejo’ (cash & carry) (Assaí), and e-commerce operations (Extra.com.br, PontoFrio.com.br, Casasbahia.com.br and Pão de Açúcar Delivery), gas stations and drugstores, as well as an extensive distribution network. In 2010, the Group recorded gross sales of R$36.1 billion thanks to differentiated customer service and strong positioning in the country’s leading markets.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 24, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.